SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

360 Finance, Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 88557W 101 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “QFIN.” Each ADS represent two class A ordinary shares of the issuer. No CUSIP number has been assigned to the class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13G	Page 2 of 11 Pages

1	Name of Reporting Person Aerovane Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 39,820,586
	6	Shared Voting Power 0
	7	Sole Dispositive Power 39,820,586
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.8%. See item 4.
12	Type of Reporting Person CO

CUSIP No. 88557W 101	13G	Page 3 of 11 Pages

1	Name of Reporting Person Hongyi Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 39,820,586(1)
	7	Sole Dispositive Power 0)
	8	Shared Dispositive Power 41,466,930(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,466,930(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.4%
12	Type of Reporting Person IN

(1)                                 Represents 39,820,586 class B ordinary shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands.  See Item 4 for additional information.

(2)                                 Represents (i) 39,820,586 class B ordinary shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands and (ii) 1,646,344 class A ordinary shares in the form of ADSs.  See Item 4 for additional information.

CUSIP No. 88557W 101	13G	Page 4 of 11 Pages

1	Name of Reporting Person Henry Zhiheng Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 39,820,586(3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 39,820,586(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person IN

(3)                                 Represents 39,820,586 class B ordinary shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands.  See Item 4 for additional information.

CUSIP No. 88557W 101	13G	Page 5 of 11 Pages

1	Name of Reporting Person Risa Ruoshan Zhou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 39,820,586(4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 39,820,586(4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,820,586(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person IN

(4)                                 Represents 39,820,586 class B ordinary shares directly held by Aerovane Company Limited, a company incorporated in the British Virgin Islands.  See Item 4 for additional information.

Item 1(a).	Name of Issuer: 360 Finance, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Aerovane Company Limited; (ii) Hongyi Zhou; (iii) Henry Zhiheng Zhou; and (iv) Risa Ruoshan Zhou (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
For Aerovane Company Limited
c/o  China Diamond Exchange Center, Building B, No. 555 Pudian Road, No. 1701 Century Avenue, Pudong New Area, Shanghai 200122, People’s Republic of China

For Hongyi Zhou
c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

For Henry Zhiheng Zhou

c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

For Risa Ruoshan Zhou

c/o 360 Building, No. 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China

Item 2(c)	Citizenship: Aerovane Company Limited - British Virgin Islands Hongyi Zhou - People’s Republic of China Henry Zhiheng Zhou – Hong Kong SAR Risa Ruoshan Zhou – Hong Kong SAR
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of class A ordinary shares and class B ordinary shares. Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
88557W 101

This CUSIP number applies to the American depositary shares of the Issuer. Each American depositary share represent two class A ordinary shares of the Issuer. No CUSIP number has been assigned to the class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Aerovane Company Limited	39,820,586	13.8%	76.3%	39,820,586	0	39,820,586	0
Hongyi Zhou	41,466,930	14.4%	76.3%	0	39,820,586	0	41,466,930
Henry Zhiheng Zhou	39,820,586	13.8%	76.3%	0	39,820,586	0	39,820,586
Risa Ruoshan Zhou	39,820,586	13.8%	76.3%	0	39,820,586	0	39,820,586

As of December 31, 2018, 39,820,586 class B ordinary shares were held by Aerovane Company Limited, a company incorporated in the British Virgin Islands. Aerovane Company Limited is wholly owned by Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou. Mr. Henry Zhiheng Zhou and Ms. Risa Ruoshan Zhou are children of Mr. Hongyi Zhou. Because of the immediate family relationship and a letter agreement between Mr. Henry Zhiheng Zhou, Ms. Risa Ruoshan Zhou and Mr. Hongyi Zhou, Mr. Hongyi Zhou is entitled to direct the voting and disposition together with his children relating to the 39,820,586 class B ordinary shares held by Aerovane Company Limited, and therefore may be deemed to beneficially own these shares according to Rule 13d-3 under the Securities Exchange Act of 1934.

As of December 31, 2018, , Mr. Hongyi Zhou’s spouse, held 1,212,000 class A ordinary shares in the form of ADSs. In addition, as of December 31, 2018, an entity controlled by Mr. Hongyi Zhou had economic interests (but without voting power or the power to direct the disposition ) in 434,344 class A ordinary shares in the form of ADSs through a financial arrangement. Although Mr. Hongyi Zhou may be deemed to have shared investment power with respect to these 1,646,344 class A ordinary shares under Rule 13d-3(a), Mr. Zhou disclaims the beneficial ownership to these ADSs except to the extent his pecuniary interests therein.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 287,652,707 ordinary shares (being the sum of 247,832,121 class A ordinary shares and 39,820,586 class B ordinary shares) of the Issuer outstanding as of December 31, 2018.  Each holder of class A ordinary shares is entitled to one vote per share and each holder of class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 13, 2019

Aerovane Company Limited

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Title:	Director

Hongyi Zhou

/s/ Hongyi Zhou

Henry Zhiheng Zhou

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Attorney-in-fact

Risa Ruoshan Zhou

By:	/s/ Hongyi Zhou
Name:	Hongyi Zhou
Attorney-in-fact